BOS BETTER ON-LINE SOLUTIONS LTD. AND SUBSIDIARIES

           PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

                                FEBRUARY 28, 2003
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       The following unaudited pro forma condensed consolidated balance sheet of
BOS Better On-Line Solutions Ltd. ("BOS"), as of February 28, 2003, gives effect to the following transactions as if they had occurred as of February 28, 2003:

       (i) The issuance by BOS as of March 30, 2003, of 2,529,100 ordinary shares of BOS to Catalyst Investment L.P. ("Catalyst") for a purchase price of $1,755,000 in exchange for 191,548 shares of Class C preferred stock of Surf Communications Ltd. ("Surf"), together with the right to acquire certain additional shares of Class C preferred stock and share purchase warrants of Surf (the "Catalyst Transaction"); and

       (ii) Arrangements entered into by BOS's subsidiary, Pacific Information Systems Ltd. ("PacInfo"), with certain of PacInfo's creditors to compromise the amounts owed to such creditors in connection with the winding up of PacInfo.

       The information presented is derived from, should be read in conjunction with, and is qualified in its entirety by reference to the historical unaudited condensed balance sheet of BOS.

       The pro forma adjustments are based upon currently available information and certain estimates and assumptions described below, and therefore, the actual adjustments may differ from the unaudited pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for representing the significant effects of the transactions and that the unaudited pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed balance sheet.

---------------------------------------- --------- ----------- ------- ---------
             BALANCE SHEET               UNAUDITED                     PRO-FORMA
               (000 USD)                 --------- ----------- ------- ---------
                                          28.02.03 ADJUSTMENTS   NOTE   28.02.03
                                         --------- ----------- ------- ---------
---------------------------------------- --------- ----------- ------- ---------
Cash and cash equivalents                    4,750                         4,750
---------------------------------------- --------- ----------- ------- ---------
Trade accounts receivable                    1,686                         1,686
---------------------------------------- --------- ----------- ------- ---------
Other receivables                              595        (175)  a           420
---------------------------------------- --------- ----------- ------- ---------
Inventories                                  1,017                         1,017
---------------------------------------- --------- ----------- ------- ---------
                   TOTAL CURRENT ASSETS      8,048        (175)  a         7,873
---------------------------------------- --------- ----------- ------- ---------
Marketable Securities                        3,112                         3,112
---------------------------------------- --------- ----------- ------- ---------
Investments                                  2,042       1,843   b         3,885
---------------------------------------- --------- ----------- ------- ---------
Property and equipment, net                    920                           920
---------------------------------------- --------- ----------- ------- ---------
Other assets                                   520                           520
---------------------------------------- --------- ----------- ------- ---------
                           TOTAL ASSETS     14,642       1,668            16,310
---------------------------------------- --------- ----------- ------- ---------
Accounts Payable & Accrued Liabilities       3,422                         3,422
---------------------------------------- --------- ----------- ------- ---------
Discontinued Net                             3,127      (1,490)  c         1,637
---------------------------------------- --------- ----------- ------- ---------
Long Term Debt                                 216                           216
---------------------------------------- --------- ----------- ------- ---------
Total Shareholder's Equity                   7,877       3,158   d,e      11,035
---------------------------------------- --------- ----------- ------- ---------
                  TOTAL LIABILITIES AND
                   SHAREHOLDERS' EQUITY     14,642       1,668            16,310
---------------------------------------- --------- ----------- ------- ---------

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NOTES TO BALANCE SHEET:

a - Decrease in Other Receivables :

              Represents $175,000 in expenses that were incurred by BOS in connection with the Catalyst Transaction that were classified under Other Receivables pending the closing of the Catalyst Transaction. One-half of these expenses will be added to BOS's cost of this investment and one-half will reduce shareholders equity.

b - Increase in Investments

              Represents the investment that BOS made in Surf, plus one-half of the Transaction expenses described in note a. above. The closing date for this Transaction was March 30, 2003.

c - Decrease in Discontinued liabilities, net

              Represents the decrease in BOS's share of the liabilities of its subsidiary PacInfo in connection with arrangements entered into by PacInfo with certain of its creditors from March 1, 2003 through April 9, 2003 to compromise amounts owed to these creditors by PacInfo.

d - Increase in Equity

              Represents the increase in BOS's equity as a result of the net effect of the following:

              (i) Issuance of shares ($1,755,000), minus the relative portion of the expenses described in note a. ($88,000).

              (ii) Gain from reduction of net liabilities in the discontinued segment- $1,490,000.

e - March estimated loss

              The estimated loss of approximately $400,000 for March is not included in the adjustments and in the Pro Forma Balance Sheet.

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